


06020299

Griffon CORPORATION


PROCESSED
JAN 0 5 2006
THOMSON
FINANCIAL

2005 ANNUAL REPORT



Company Profile

CLOPAY BUILDING PRODUCTS

Griffon's garage door operation, Clopay Building Products Company, is the largest manufacturer and marketer of residential garage doors in the U.S. as well as a major supplier of industrial and commercial doors for the new construction and repair and remodel markets.

Website: www.clopaydoor.com

CLOPAY SERVICE COMPANY

Clopay Service Company is a national network of service and installation centers providing installed specialty-building products to homebuilders and consumers. Clopay Service Company sells, distributes, installs and repairs manufactured fireplaces, appliances, garage doors and openers, flooring, kitchen and bath cabinets and other related building products.

Website: www.clopayserviceco.com

CLOPAY PLASTIC PRODUCTS

The company is an international leader in the development and production of embossed, laminated and printed specialty plastic films used in a variety of hygienic, health-care and industrial markets worldwide.

Website: www.clopayplastics.com

TELEPHONICS CORPORATION

Griffon's electronic information and communication systems business, Telephonics, develops and manufactures, generally to customer specification, a variety of electronic systems used in government and commercial markets worldwide.

Website: www.telephonics.com


SEC MAIL PROCESSING
RECEIVED
209
WASH. DC
SECTION

Financial Highlights

	Years ended September 30		
	2003	2004	2005
Net sales	$1,254,650,000	$1,393,809,000	**$1,401,993,000**
Net income	$ 43,022,000	$ 53,859,000	**$ 48,813,000**
Financial position, year end:			
Shareholders' equity	$ 284,054,000	$ 318,972,000	**$ 361,954,000**
Long-term debt and notes payable-			
Convertible subordinated notes	$ 130,000,000	$ 130,000,000	**$ 130,000,000**
Other	$ 37,644,000	$ 38,935,000	**$ 83,165,000**
Earnings per share:			
Basic	$1.33	$1.81	**$1.64**
Diluted	$1.28	$1.71	**$1.55**



Net Sales
($ millions)


1,160
1,193
1,255
1,394
1,402
'01 '02 '03 '04 '05

Net Income
($ millions)


30.6
34.1
43.0
53.9
48.8
'01 '02 '03 '04 '05

Earnings Per Share (Diluted)
(dollars)


0.92
0.97
1.28
1.71
1.55
'01 '02 '03 '04 '05

Shareholders' Equity
($ millions)


294
293
284
319
362
'01 '02 '03 '04 '05

(Amounts for 2002 exclude the cumulative effect of a change in accounting principle.)

To Our Shareholders

Fiscal 2005 was a year that brought challenges to our management team. We are pleased to report to you that our operating management was able to rise to the challenge. Consolidated net sales topped $1.4 billion, exceeding last year's record. Despite sharp increases in raw material costs in the first half of the year, net income was $49 million, slightly below last year's record results and diluted earnings per share was $1.55, truly an impressive performance.



Clopay Building Products, the company's garage door operation, achieved record sales in 2005, passing the $500 million mark for the first time in company history. We strengthened our industry leadership position in residential garage doors by achieving near perfect customer service levels for complete and on-time shipments. More importantly, the garage door operation substantially lowered lead times, creating opportunities for its dealers to improve cash flow and provide even quicker turnaround to consumers.

On the product development front, Building Products continued to expand the design horizon in the premium residential door segment with the introduction of the Gallery Collection™, an economical all-steel alternative to traditional custom wood carriage house doors. The company's Coachman Collection™, a premium maintenance-free carriage house door, continued to set sales records in both the retail and professional installing dealer channels. Innovation and style came together in 2005 resulting in the new Avante Collection™, which features a striking, contemporary aluminum and glass design that allows persons inside to see through to outdoors, while maintaining privacy from the outside. As a result of these innovative efforts, Building Products was recognized with three awards for design excellence from *Design Journal* magazine. From over 1,200 entries, the Reserve™, Coachman™ and Avante™ collections received top honors.

Our attention to detail and enthusiasm for bringing our high-quality and style-setting doors to dealers and consumers was exemplified by Building Products doors being featured in numerous trade and home design publications and popular television shows such as ABC's *Extreme Makeover: Home Edition.* Industry peers formally recognized Building Products' achievements in 2005. *Professional Builder, Home Builder Executive* and *BUILDERnews* magazines all named Building Products "Best in Class" for the year. The International Door Association, our most important customer organization, honored Clopay with its Industry Member Service Award for product innovation, manufacturing excellence and service to our industry. The marketplace appreciates and acknowledges our efforts and we expect that Building Products will continue to excel. Our outlook for the future is positive and we are optimistic that our garage door business will continue its profitable growth as a result of market share gains by our retail and dealer customer base.

Clopay Service Company, our other building products operation, helped over 130,000 new homebuyers realize their dreams in 2005 with its superior offering of installed products for the home. With home ownership rates at a record high in the United States, builders and their home buyers continued to turn to Service Company and its



professional design centers and installation capabilities for flooring, cabinets, fireplaces, garage doors, window treatments and appliances. Cabinet and flooring sales achieved record levels, as new product offerings appealed to consumers' desire to customize their homes with personalized selections.

Service Company now provides installed products to the top ten home building companies in the U.S. Our Right from the Start™ program of excellence ensures the highest quality—from product selection to meet the home-buyer's lifestyle to professional "right the first time" installation to meet the builders' production needs. Our service to our builder customers garnered numerous Vendor Excellence awards during 2005.

The installation services business was challenged during the year with multiple cost increases on steel and petroleum based products, softening markets in the first half of the year and new competition. Once again, our operating management was up to the challenge, growing market share, including an award for cabinets and window treatments for a new, multi-year 14,000 home project south of Phoenix, Arizona and focusing on products and markets that yield the highest returns.

Overcoming adversity is not new to Clopay. In a scenario repeated all over the country, employees were called to active military service. At Service Company, the call to duty was answered by one of our key locations' Vice President of Operations, challenging the business to move ahead without the benefit of his contributions. Our service and installation operation made the necessary adjustments and finished 2005 with its strongest quarter ever, positioning it for further progress in 2006.

For Clopay Plastics Products Company, our specialty films operation, 2005 was a year of transition. In addition to managing through a difficult period of price volatility for resin, the operation's principal raw material, we also completed the changeover to new, narrower printed films for a major customer, whose product design change reduced unit volumes and revenue. During this time of change, we continued our focus on the objectives that a global marketplace demands—operational excellence, customer responsiveness, and value-added innovation—key elements in positioning the business for long-term strategic growth.

Visitors to Plastic Products' website are greeted with an invitation to "join us in the pursuit of possibilities." This invitation is taken seriously at Plastic Products, where we relentlessly search for innovative solutions to complex technical and performance challenges. Our interests and endeavors span the spectrum from determining the precise chemical and physical characteristics needed to deliver superior product performance to establishing the most cost-effective means of turning scientific discovery into commercial success. We pursue possibilities in many ways and 2005 was no exception.

We continue to make significant capital investments in Europe and Brazil to bring our most competitively-advanced process technology to the global marketplace. In fact, our most technologically-advanced production line went on-stream in 2005. In addition to managing significant operational change, Plastic Products took an important strategic step this year by purchasing the remaining minority interest in Finotech, our largest European operation. This move increases our flexibility to streamline operations and strengthen our core business, further solidifying our base for continued international growth.

Our many years of research and development and product commercialization have resulted in Plastic Products' possessing a depth of talent and resources that leads the industry. Our technical center, located in Clopay's Mason, Ohio world headquarters, features the most industry-advanced research and product development capabilities. Our world-class pilot production line is used to assure that new products are developed in an environment that mirrors actual commercial conditions, accelerating the product development process. Innovation occurs at a rapid pace at Plastic Products and our product development specialists were hard at work bringing new ideas to commercial fruition in 2005. Plastic Products' elastomeric films and composites generated keen interest at one of the world's largest industry trade shows held in April 2005. New developments in filled polymer-based products are also an important advancement to satisfy the needs of our global customers who require superior performance and lower cost products manufactured to meet increasingly stringent performance tolerances.



Our capital investments and worldwide business development activities targeting new products, markets, and customers are proving successful with major multinational and regional producers of a wide variety of hygiene, healthcare and industrial products. We are optimistic that these disciplined efforts will result in Plastic Products' resumption of an upward operating trend.

Telephonics, our electronic information and communication systems operation, had an excellent year. Revenues were approximately the same as last year, an extraordinary accomplishment considering that 2004 results included a one time, quick reaction $35 million contract, not repeated in 2005, to supply ground surveillance radar for the U.S. Air Force. Telephonics ended the year strongly, with fourth quarter sales and earnings exceeding last year. The company also had a successful year developing new business, meeting important operational milestones and making strategic moves to set the stage for future growth. Our advanced multi-mode radar for the U.S. Navy's MH-60R Multi-Mission Helicopter met or exceeded the U.S. Navy's technical and operational requirements and radar orders overall have been strong. Telephonics has won several strategic radar programs that bode well for the future, including the CP-140 Aurora upgrade and the Maritime Helicopter Program for the Canadian Forces and the U.S. Coast Guard's Deepwater Maritime Patrol Aircraft and VUAV programs. Already awarded Boeing's Silver Certification for its production work on programs such as AWACS, C-17A and others, Telephonics scored again when it was selected by Boeing to produce the IFF Interrogator for the U.S. Navy's Multi-Mission Aircraft.

Our communications products also moved forward in 2005. Telephonics further solidified and expanded its product offerings through the acquisition of SAAB AB's short-range radio product line, sold by Telephonics under the name Tru-Link™. Based on the U.S. Army's successful use of the product as its aircraft wireless intercom system, Tru-Link™ was selected to fly as part of the U.S. Navy's Air Ambulance program. In response to an urgent request from the U.S. Army for reliable, hands-free communication, we provided our Tru-Link™ wireless communications equipment for use in hurricane related helicopter search and rescue operations. Further progress in the communications product lines was demonstrated by the U.S. Army's selecting Telephonics to supply our secure digital intercommunications system as its standard system for all of its airborne programs. In early 2005 Telephonics also acquired the System Engineering Group, extending and enhancing its capabilities in the areas of radar systems analysis, antenna systems engineering and high fidelity threat missile modeling, among others.



Telephonics also received an important subcontract award from Syracuse Research Corporation for turnkey production of an SRC product. We are honored to have been selected to make this important contribution to the safety of our armed forces. The initial release on this subcontract could exceed $20 million in value, and Telephonics' share of all production for the program will exceed $150 million.

Telephonics' backlog is a healthy $217 million, representing a cross-section of important, continuing programs that will accelerate the business into 2006 and beyond when, for example, the MH-60R program calls for a ramp-up of production that should help drive growth. We are excited by the bright prospects looming in Telephonics' future.

At Griffon, we've also been focused on financial matters, keeping a close eye on operating margins and cash flows. We've also continued our stock buyback program, increasing the program by 2.5 million shares in 2005 during which we acquired 1.1 million shares of common stock for $26 million. Recently, we announced that in furtherance of the buyback program we will be entering into a Rule 10b5-1 trading program with a broker to facilitate repurchases of our common stock.

Nothing demonstrates strength of character as much as how we handle adversity. In each of our operations, market forces created obstacles to progress and innovation that tested our character. Our businesses rose to meet the challenges head-on and persevered, positioning Griffon Corporation for growth, improved profitability and creating value for our shareholders. We express our deep appreciation to our employees, who time and again have extended themselves to accomplish what was only dreamed about several years ago, and to our steadfast customers and suppliers for forging a partnership with us that will sustain the momentum that we have all worked so hard to achieve.

Harvey R. Blau

Harvey R. Blau
Chairman of the Board

Eric Edelstein

Eric Edelstein
Executive Vice President and
Chief Financial Officer


COAST GUAR

Coast Guard HV911 VAUV


U.S. AIR FORCE

Canadian CP-140 Aurora

U.S. Air Force C-17A Globemaster III Transport


AIRPORTS
BORDER PATROL
BRIDGES
POWER PLANTS

Telephonics Corporation is providing perimeter surveillance detection systems and integrated monitoring and communication systems to address a wide variety of Homeland Security applications including: military bases, airports, border surveillance, bridges, power plants and other critical infrastructure.

Telephonics brings on-line, real-time surveillance and detection to a new level of access and preparedness with the ARSS-1 Advanced Radar Surveillance Systems. The ARSS-1 ensures that critical intelligence is gathered in even the most intensified environments in all weather, both day and night. This lightweight, low power, coherent, ground-based system is rugged, reliable and mission customizable.


TELEPHONICS

Telephonics ARSS-1 Ground Surveillance Radar





U.S. Navy MH-60R

...phonics Command Systems Division supplies the Multi-Mode Radar System, Internal Communication and ...dio Management Systems for the U.S. Navy's next-generation MH-60R Multi-Mission Helicopter. The aircraft ... anti-submarine and surface attack missions in support of the fleet.



Clopay® Building Products

A Griffon Company

Largest residential garage door manufacturer in North America.


THE HOME DEPOT


LOWE'S
Home Improvement Warehouse


MENARDS


Pulte Homes


Garage Doors & Openers
DISTRIBUDOORS


consolidated garage doors ltd.


Lift-Master
De Puerto Rico, Inc.
Los expertos en puertas de garaje


KING DOOR CO.
"With The Pride of a Lion"


AE
DOOR & WINDOW CO.


JOHNSON EQUIPMENT COMPANY





For Anthem Country Club, a 4,350 home community built by Pulte Homes, a Del Webb Community Corporation, in Henderson, Nevada, Clopay was chosen to supply garage doors as well as installing flooring and window treatments.



Clopay® Plastic Products

A Griffon Company

Leading global supplier of diaper backsheet and films and laminates for healthcare products, as well as specialty film for house wrap.

Procter&Gamble

Pampers


BBA
Fiberweb™


TYPAR®
HouseWrap


TYPAR


always
ULTRA THIN
REGULAR
36
TAMPAX
PEARL
PLASTIC
SUPER
18
fresh scent
ThermaCare
HEATWRAPS
POWERFUL PAIN RELIEF
ThermaCare
HEATWRAPS • VENDAS de CALOR
POWERFUL PAIN RELIEF
+ DEEP MUSCLE RELAXATION
Pampers
Cruisers
Jumbo
Cruisers
Pampers
Cruisers
Jumbo
3
38
54
Tissue
dessa
3
extrasoft

Clopay Plastic Products' technological expertise is evident in its multicolor graphic printing capability shown on the baby diaper here, as well as specialty plastic films engineered and manufactured for major global consumer product companies.



Corporate Directory

DIRECTORS

Henry A. Alpert
President, Spartan Petroleum Corp.
(petroleum distributor/real estate)

Bertrand Bell, M.D.
Albert Einstein Medical Center

Harvey R. Blau
Chairman of the Board
of Griffon Corporation

Blaine V. Fogg
Attorney

Rear Admiral Robert G. Harrison
USN (Ret.)

Rear Admiral Clarence A. Hill, Jr.
USN (Ret.)

Ronald J. Kramer
President,
Wynn Resorts, Limited
(casino resort developer)
Vice Chairman of the Board
of Griffon Corporation

General Donald J. Kutyna
USAF (Ret.)

Lt. General James W. Stansberry
USAF (Ret.)

Martin S. Sussman
Attorney

William H. Waldorf
President, Landmark Capital, LLC
(investments)

Joseph J. Whalen
Retired Partner,
Arthur Andersen LLP

Lester L. Wolff
Public Relations Consultant

OFFICERS

Harvey R. Blau
Chairman of the Board
& Chief Executive Officer

Eric Edelstein
Executive Vice President
& Chief Financial Officer

Patrick L. Alesia
Vice President, Treasurer
& Secretary

2005 Financial Review

Consolidated Balance Sheets

	September 30	
	2005	2004
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 60,663,000	$ 88,047,000
Accounts receivable, less allowance for doubtful accounts of $8,120,000 in 2005 and $8,729,000 in 2004 (Note 1)	189,904,000	174,938,000
Contract costs and recognized income not yet billed (Note 1)	43,065,000	32,700,000
Inventories (Note 1)	148,350,000	141,567,000
Prepaid expenses and other current assets	41,227,000	43,381,000
Total current assets	483,209,000	480,633,000
Property, Plant and Equipment,		
at cost, net of depreciation and amortization (Note 1)	216,900,000	203,539,000
Other Assets:		
Goodwill (Note 1)	96,098,000	50,554,000
Intangible assets and other (Note 1)	55,220,000	14,790,000
	151,318,000	65,344,000
	$851,427,000	$749,516,000

The accompanying notes to consolidated financial statements are an integral part of these statements.

	September 30	
	2005	2004
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Notes payable and current portion of long-term debt (Note 2)	$ 16,625,000	$ 14,490,000
Accounts payable	91,970,000	85,589,000
Accrued liabilities (Note 1)	78,849,000	96,288,000
Income taxes (Note 1)	22,599,000	14,264,000
Total current liabilities	210,043,000	210,631,000
Long-Term Debt (Note 2)	196,540,000	154,445,000
Other Liabilities and Deferred Credits (Note 1)	82,890,000	40,293,000
Total Liabilities and Deferred Credits	489,473,000	405,369,000
Commitments and Contingencies (Note 5)		
Minority Interest	—	25,175,000
Shareholders' Equity (Note 3):		
Preferred stock, par value $.25 per share, authorized 3,000,000 shares, no shares issued	—	—
Common stock, par value $.25 per share, authorized 85,000,000 shares, issued 40,741,748 shares in 2005 and 38,006,139 shares in 2004	10,186,000	9,502,000
Capital in excess of par value	151,365,000	115,160,000
Retained earnings	387,298,000	338,485,000
Treasury shares, at cost, 10,502,896 common shares in 2005 and 9,014,509 common shares in 2004	(170,826,000)	(136,147,000)
Accumulated other comprehensive income (Note 1)	(13,598,000)	(5,051,000)
Deferred compensation	(2,471,000)	(2,977,000)
Total shareholders' equity	361,954,000	318,972,000
	$ 851,427,000	$ 749,516,000

Consolidated Statements of Income

	Years ended September 30		
	2005	2004	2003
Net sales	$1,401,993,000	$1,393,809,000	$1,254,650,000
Cost of sales	1,032,365,000	992,648,000	899,257,000
	369,628,000	401,161,000	355,393,000
Selling, general and administrative expenses (Note 1)	289,527,000	289,979,000	268,990,000
	80,101,000	111,182,000	86,403,000
Other income (expense):			
Interest expense	(8,266,000)	(8,066,000)	(4,867,000)
Interest income	2,085,000	1,070,000	682,000
Other, net	5,025,000	563,000	847,000
	(1,156,000)	(6,433,000)	(3,338,000)
Income before income taxes	78,945,000	104,749,000	83,065,000
Provision for income taxes (Note 1)	25,717,000	38,757,000	29,876,000
Income before minority interest	53,228,000	65,992,000	53,189,000
Minority interest	(4,415,000)	(12,133,000)	(10,167,000)
Net income	$ 48,813,000	$ 53,859,000	$ 43,022,000
Basic earnings per share of common stock (Note 1)	$1.64	$1.81	$1.33
Diluted earnings per share of common stock (Note 1)	$1.55	$1.71	$1.28

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Cash Flows

	Years ended September 30		
	2005	2004	2003
Cash flows from operating activities:			
Net income	$ 48,813,000	$ 53,859,000	$ 43,022,000
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	32,613,000	28,331,000	26,182,000
Gain on sale of land and building	(3,744,000)	—	—
Minority interest	4,415,000	12,133,000	10,167,000
Provision for losses on accounts receivable	988,000	2,785,000	1,879,000
Deferred income taxes	(1,740,000)	8,336,000	4,535,000
Change in assets and liabilities:			
(Increase) decrease in accounts receivable and contract costs and recognized income not yet billed	(24,595,000)	11,545,000	(12,621,000)
Increase in inventories	(5,718,000)	(27,313,000)	(9,832,000)
Increase in prepaid expenses and other assets	(880,000)	(4,655,000)	(1,257,000)
Increase in accounts payable, accrued liabilities and income taxes payable	5,644,000	14,632,000	4,919,000
Other changes, net	2,526,000	6,128,000	492,000
Total adjustments	9,509,000	51,922,000	24,464,000
Net cash provided by operating activities	58,322,000	105,781,000	67,486,000
Cash flows from investing activities:			
Acquisition of property, plant and equipment	(40,000,000)	(56,124,000)	(44,049,000)
Proceeds from divestiture	—	—	3,826,000
Proceeds from sale of land and building	6,931,000	—	—
Acquisition of minority interest in subsidiaries	(85,928,000)	—	—
Acquired businesses	(9,577,000)	—	(13,773,000)
(Increase) decrease in equipment lease deposits	6,856,000	(3,787,000)	(1,261,000)
Other, net	—	708,000	—
Net cash used in investing activities	(121,718,000)	(59,203,000)	(55,257,000)
Cash flows from financing activities:			
Purchase of shares for treasury	(25,909,000)	(28,400,000)	(60,655,000)
Proceeds from borrowings under long-term debt arrangements	67,778,000	12,393,000	157,193,000
Payments of long-term debt	(25,038,000)	(12,631,000)	(78,259,000)
Increase in short-term borrowings	1,045,000	103,000	1,072,000
Exercise of stock options	20,261,000	5,473,000	1,288,000
Payment of debt issuance costs	—	—	(4,218,000)
Distributions to minority interests	(1,362,000)	(5,974,000)	(6,362,000)
Other, net	—	(269,000)	—
Net cash provided (used) by financing activities	36,775,000	(29,305,000)	10,059,000
Effect of exchange rate changes on cash and cash equivalents	(763,000)	958,000	1,779,000
Net increase (decrease) in cash and cash equivalents	(27,384,000)	18,231,000	24,067,000
Cash and cash equivalents at beginning of year	88,047,000	69,816,000	45,749,000
Cash and cash equivalents at end of year	$ 60,663,000	$ 88,047,000	$ 69,816,000

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Shareholders' Equity

For the Years Ended September 30, 2005, 2004 and 2003

	COMMON STOCK		CAPITAL IN EXCESS OF
	SHARES	PAR VALUE	PAR VALUE
Balances, September 30, 2002	36,337,192	$ 9,084,000	$ 94,777,000
Foreign currency translation adjustment	—	—	—
Minimum pension liability adjustment	—	—	—
Net income	—	—	—
Comprehensive income (Note 1)	—	—	—
Amortization of deferred compensation	—	—	—
Purchase of treasury shares	—	—	—
Exercise of stock options	281,225	70,000	1,923,000
Tax benefit from exercise of stock options	—	—	854,000
Other	7,300	2,000	167,000
Balances, September 30, 2003	36,625,717	9,156,000	97,721,000
Foreign currency translation adjustment	—	—	—
Minimum pension liability adjustment	—	—	—
Net income	—	—	—
Comprehensive income (Note 1)	—	—	—
Amortization of deferred compensation	—	—	—
Purchase of treasury shares	—	—	—
Exercise of stock options	1,375,772	344,000	11,220,000
Tax benefit from exercise of stock options	—	—	5,796,000
Other	4,650	2,000	423,000
Balances, September 30, 2004	38,006,139	9,502,000	115,160,000
Foreign currency translation adjustment	—	—	—
Minimum pension liability adjustment	—	—	—
Net income	—	—	—
Comprehensive income (Note 1)	—	—	—
Amortization of deferred compensation	—	—	—
Purchase of treasury shares	—	—	—
Exercise of stock options	2,456,363	614,000	26,090,000
Tax benefit from exercise of stock options	—	—	8,661,000
Senior management incentive compensation plan	275,000	69,000	945,000
Other	4,246	1,000	509,000
Balances, September 30, 2005	40,741,748	$10,186,000	$151,365,000

The accompanying notes to consolidated financial statements are an integral part of these statements.

RETAINED EARNINGS	TREASURY SHARES SHARES	TREASURY SHARES COST	ACCUMULATED OTHER COMPREHENSIVE INCOME	DEFERRED COMPENSATION	COMPREHENSIVE INCOME
$241,604,000	3,266,983	$ 36,201,000	$(12,246,000)	$4,049,000	
—	—	—	7,921,000	—	$ 7,921,000
—	—	—	(1,739,000)	—	(1,739,000)
43,022,000	—	—	—	—	43,022,000
—	—	—	—	—	$ 49,204,000
—	—	—	—	(666,000)	
—	3,825,284	60,655,000	—	—	
—	73,652	1,046,000	—	—	
—	—	—	—	—	
—	—	—	—	100,000	
284,626,000	7,165,919	97,902,000	(6,064,000)	3,483,000	
—	—	—	3,018,000	—	$ 3,018,000
—	—	—	(2,005,000)	—	(2,005,000)
53,859,000	—	—	—	—	53,859,000
—	—	—	—	—	$ 54,872,000
—	—	—	—	(606,000)	
—	1,348,400	28,400,000	—	—	
—	500,190	9,845,000	—	—	
—	—	—	—	—	
—	—	—	—	100,000	
338,485,000	9,014,509	136,147,000	(5,051,000)	2,977,000	
—	—	—	3,904,000	—	$ 3,904,000
—	—	—	(12,451,000)	—	(12,451,000)
48,813,000	—	—	—	—	48,813,000
—	—	—	—	—	$ 40,266,000
—	—	—	—	(606,000)	
—	1,096,600	25,909,000	—	—	
—	391,787	8,770,000	—	—	
—	—	—	—	—	
—	—	—	—	—	
—	—	—	—	100,000	
$387,298,000	10,502,896	$170,826,000	$(13,598,000)	$2,471,000	

Notes to Consolidated Financial Statements

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Consolidation

The consolidated financial statements include the accounts of Griffon Corporation and all subsidiaries. All significant intercompany items have been eliminated in consolidation.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash flows and credit risk

The company considers all highly liquid investments purchased with an initial maturity of three months or less to be cash equivalents. Cash payments for interest were approximately $8,026,000, $8,557,000 and $3,995,000 in 2005, 2004 and 2003, respectively.

A substantial portion of the company's trade receivables are from customers of the garage doors and installation services segments whose financial condition is dependent on the construction and related retail sectors of the economy.

The allowance for doubtful accounts reflects the estimated accounts receivable that will not be collected due to credit losses and customer returns and allowances. Provisions for estimated uncollectible accounts receivable are made for individual accounts based upon specific facts and circumstances including criteria such as their age, amount, and customer standing. Provisions are also made for other accounts receivable not specifically reviewed based upon historical experience.

Comprehensive income

Comprehensive income is presented in the consolidated statements of shareholders' equity and consists of net income and other items of comprehensive income such as minimum pension liability adjustments and foreign currency translation adjustments.

The components of accumulated other comprehensive income at September 30, 2005 were a foreign currency translation adjustment of $7,970,000 and a minimum pension liability adjustment, net of tax, of ($21,568,000). At September 30, 2004, accumulated comprehensive income consisted of a foreign currency translation adjustment of $4,066,000, and a minimum pension liability adjustment, net of tax, of ($9,117,000). At September 30, 2003, accumulated comprehensive income consisted of a foreign currency translation adjustment of $1,048,000 and a minimum pension liability adjustment, net of tax, of ($7,112,000).

Foreign currency

The financial statements of foreign subsidiaries were prepared in their respective local currencies and translated into U.S. Dollars based on the current exchange rates at the end of the period for the balance sheet and average exchange rates for results of operations.

Revenue recognition

Sales are generally recorded as products are shipped and title and risk of ownership have passed to customers.

The Electronic Information and Communication Systems segment records sales and gross profits on its long-term contracts on a percentage-of-completion basis. The percentage of completion method is used for those construction-type contracts where the performance is anticipated to take more than one year. Contract claims are recognized in revenue to the extent of costs incurred when their amounts can be reliably estimated and realization is probable. The company determines sales and gross profits by relating costs incurred to current estimates of total manufacturing costs of such contracts. General and administrative expenses are expensed as incurred. Revisions in estimated profits are made in the period in which the circumstances requiring the revision become known. Provisions are made currently for anticipated losses on uncompleted contracts.

"Contract costs and recognized income not yet billed" consists of recoverable costs and accrued profit on long-term contracts for which billings had not been presented to the customers because the amounts were not billable at the balance sheet date, net of progress payments of $3,925,000 at September 30, 2005 and $3,530,000 at September 30, 2004. Amounts become billable when applicable contractual terms are met. Such terms vary, and include the achievement of specified milestones, product delivery and stipulated progress payments. Substantially all such amounts will be billed and collected within one year.

Inventories

Inventories, stated at the lower of cost (first-in, first-out or average) or market, include material, labor and manufacturing overhead costs and are comprised of the following:

	September 30	
	2005	2004
Finished goods	$ 52,908,000	$ 57,654,000
Work in process	58,908,000	53,498,000
Raw materials and supplies	36,534,000	30,415,000
	$148,350,000	$141,567,000

Property, plant and equipment

Depreciation of property, plant and equipment is provided on a straight-line basis over the estimated useful lives of the assets.

Estimated useful lives for property, plant and equipment are as follows: buildings and building improvements—25 to 40 years; machinery and equipment—2 to 15 years and leasehold improvements—over the life of the lease or life of the improvement, whichever is shorter. The original cost of fully-depreciated property, plant and equipment remaining in use at September 30, 2005 is approximately $72,000,000.

Property, plant and equipment consists of the following:

	September 30	
	2005	2004
Land, buildings and building improvements	$ 72,169,000	$ 66,003,000
Machinery and equipment	312,332,000	293,764,000
Leasehold improvements	19,381,000	14,153,000
	403,882,000	373,920,000
Less—Accumulated depreciation and amortization	186,982,000	170,381,000
	$216,900,000	$203,539,000

Goodwill and other intangible assets

In June 2002, the company acquired a 60% interest in Isofilme Ltda., a Brazilian manufacturer of plastic hygienic and specialty films, for approximately $18,000,000, including $13,800,000 paid in fiscal 2003. During the first quarter of 2005, the ownership interest increased from 60% to 90% for an additional investment of approximately $3,900,000. In October 2005, the remaining 10% was acquired for $1,300,000.

During the second quarter of 2005 the electronic information and communication systems segment acquired two businesses that complement existing communications product lines and enhance the segment's research and development and customer support capabilities for an aggregate of approximately $9,900,000 plus potential performance-based payments of up to $6,500,000 over six years. In July 2005 the specialty plastic films segment purchased the 40% interest of Finotech Verbundstoffe GmbH & Co. KG (Finotech) that it did not already own from its joint venture partner in an $82,000,000 cash transaction. The purchase was funded with $22,000,000 of cash on-hand and $60,000,000 of financing obtained through the company's existing revolving credit facility. These acquisitions increased indefinite lived intangible assets, unpatented technology, by approximately $10,000,000 and increased amortizable customer relationship intangible assets by approximately $26,000,000.

The above acquisitions have been accounted for as purchases and resulted in an increase in goodwill of approximately $41,000,000 in 2005. Currency translation adjustments related to specialty plastic films' foreign operations increased goodwill by $4,800,000 in 2005 and $571,000 in 2004.

Intangible assets include the following:

	2005	2004
Goodwill	$ 96,098,000	$50,554,000
Customer relationships	26,321,000	—
Unpatented technology	9,937,000	—
Other	909,000	—
	$133,265,000	$50,554,000

The useful lives of amortizable intangible assets average approximately twenty-five years and amortization will average approximately $1,200,000 for each of the five succeeding years.

Assets acquired and liabilities assumed as a consequence of the Finotech minority interest purchase included property, plant and equipment of $8,300,000, intangible assets of $25,000,000, goodwill of $33,900,000 and tax liabilities of $11,200,000. Pro forma results of operations had the purchase taken place at the beginning of fiscal 2005 or 2004 are as follows:

	2005	2004
Net sales	$1,401,993,000	$1,393,809,000
Net income	$ 50,555,000	$ 62,063,000
Diluted earnings per share	$ 1.61	$ 1.96

Notes to Consolidated Financial Statements *(cont'd)*

Income taxes

The company provides for income taxes using the liability method. Deferred taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting and income tax purposes, as determined under enacted tax laws and rates. The effect of changes in tax laws or rates is accounted for in the period of enactment.

The provision for income taxes is comprised of the following:

	2005	2004	2003
Current	$27,457,000	$ 30,421,000	$25,341,000
Deferred	(1,740,000)	8,336,000	4,535,000
	$25,717,000	$ 38,757,000	$29,876,000
	2005	2004	2003
Federal	$14,794,000	$ 18,407,000	$10,947,000
Foreign	7,545,000	16,907,000	16,386,000
State and local	3,378,000	3,443,000	2,543,000
	$25,717,000	$ 38,757,000	$29,876,000

The components of income before income taxes are as follows:

	2005	2004	2003
Domestic	$54,249,000	$ 57,597,000	$43,534,000
Foreign	24,696,000	47,152,000	39,531,000
	$78,945,000	$104,749,000	$83,065,000

The provision for income taxes includes current U.S. Federal income taxes of $16,714,000 in 2005, $9,580,000 in 2004 and $5,152,000 in 2003. The deferred taxes result primarily from differences in the reporting of depreciation, interest, the allowance for doubtful accounts and other currently nondeductible accruals. Prepaid expenses and other assets at September 30, 2005 and 2004 include deferred income tax assets aggregating $18,900,000 and $12,400,000, respectively, attributable primarily to accruals and allowances that are not presently deductible. Other liabilities and deferred credits at September 30, 2005 and 2004 included deferred taxes of $22,200,000 and $9,348,000, respectively, attributable primarily to depreciation.

The company has not recorded deferred income taxes on the undistributed earnings of its foreign subsidiaries because of management's intent to indefinitely reinvest such earnings and because they can be repatriated with no material additional tax liability. At September 30, 2005, the company's share of the undistributed earnings of the foreign subsidiaries amounted to approximately $53,000,000.

In October 2004 the American Jobs Creation Act of 2004 (the "ACT") was signed into law. The new law provides for phased elimination of the Foreign Sales Corporation/Extraterritorial Income tax deduction over 2005 and 2006, and also creates a new deduction for qualified domestic production activities that is phased in from 2006 through 2010. The Act also creates a temporary incentive for multinational corporations to repatriate earnings of foreign subsidiaries. The company has assessed the potential impact of this complex legislation and determined that repatriation would not currently provide a meaningful incentive.

Cash payments for income taxes were $11,050,000, $26,960,000 and $30,150,000 in 2005, 2004 and 2003, respectively.

The company's provision for income taxes includes a benefit of $1,315,000 in 2005 and $1,700,000 in 2003 reflecting the resolution of certain previously recorded tax liabilities principally in connection with completed examinations of prior years' tax returns or tax periods closed for adjustments purposes by statute. The following table indicates the significant elements contributing to the difference between the U.S. Federal statutory tax rate and the company's effective tax rate:

	2005	2004	2003
U.S. Federal statutory tax rate	35.0%	35.0%	35.0%
State and foreign income taxes	1.4	2.5	4.2
Resolution of contingencies	(1.7)	—	(2.0)
Other	(2.1)	(.5)	(1.2)
Effective tax rate	32.6%	37.0%	36.0%

Research and development costs and shipping and handling costs

Research and development costs not recoverable under contractual arrangements are charged to selling, general and administrative expense as incurred. Approximately $16,100,000, $17,400,000 and $17,000,000 in 2005, 2004 and 2003, respectively, was incurred on such research and development.

Selling, general and administrative expenses include shipping and handling costs of $34,400,000 in 2005, $34,000,000 in 2004 and $30,100,000 in 2003.

Accrued liabilities and other liabilities and deferred credits

Accrued liabilities included the following at September 30:

	2005	2004
Payroll and other employee benefits	$30,900,000	$45,700,000
Insurance and related accruals	12,500,000	12,000,000

Other liabilities and deferred credits included pension liabilities of $48.9 million at September 30, 2005 and $27.9 million at September 30, 2004.

Earnings per share (EPS)

Basic EPS is calculated by dividing income available to common shareholders by the weighted average number of shares of Common Stock outstanding during the period. The weighted average number of shares of Common Stock used in determining basic EPS was 29,851,000 in 2005, 29,762,000 in 2004 and 32,289,000 in 2003.

Diluted EPS is calculated by dividing income available to common shareholders by the weighted average number of shares of Common Stock outstanding plus additional common shares that could be issued in connection with potentially dilutive securities. The weighted average number of shares of Common Stock used in determining diluted EPS was 31,416,000 in 2005, 31,586,000 in 2004 and 33,597,000 in 2003 and reflects additional shares in connection with stock option and other stock-based compensation plans.

In October 2004 the Financial Accounting Standards Board ratified the consensus of the Emerging Issues Task Force on Issue 04-8, "The Effect of Contingently Convertible Instruments on Diluted Earnings per Share." This consensus requires contingently convertible debt to be included in the calculation of diluted earnings per share even though related market based contingencies have not been met. Holders of the company's 4% convertible subordinated notes are entitled to convert their notes upon the occurrence of certain events and on the terms described in Note 2. Shares potentially issuable upon conversion will be included in the calculation of diluted earnings per share using the "treasury stock" method. Adoption of Issue 04-8, which became effective in fiscal 2005, did not affect the company's fiscal 2004 or previously reported diluted earnings per share amounts.

Recent accounting pronouncements

The FASB has also issued Statement of Financial Accounting Standards Nos. 151, "Inventory Costs"; 152, "Accounting for Real Estate Time-Sharing Transactions"; 153, "Exchanges of Nonmonetary Assets"; 154, "Accounting Changes and Error Corrections"; and Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations." SFAS 151 requires that abnormal amounts of idle facility expense, freight, handling costs and spoilage be recognized as period charges and becomes effective in fiscal 2006. SFAS 152 requires that real estate time-sharing transactions be accounted for pursuant to the AICPA Statement of Position, "Accounting for Real Estate Time-Sharing Transactions" rather than SFAS 66 and SFAS 67 and becomes effective in fiscal 2006. SFAS No. 153 replaces the exception from fair value measurement for nonmonetary exchanges of similar productive assets with an exception for exchanges that do not have commercial substance and becomes effective in fiscal 2006. SFAS 154 changes the accounting for and reporting of a change in accounting principle by generally requiring that they be retrospectively applied in prior period financial statements and becomes effective in fiscal 2007. Interpretation 47 clarifies when certain asset retirement obligations should be recognized and becomes effective in fiscal 2006. The company does not believe that the adoption of SFAS 151, SFAS 152, SFAS 153, SFAS 154 and Interpretation 47 will have a material effect on the company's consolidated financial position, results of operations or cash flows.

The FASB also issued SFAS 123R, "Share-Based Payment." SFAS 123R requires that compensation costs relating to share-based payment transactions be recognized in the financial statements based upon fair value, eliminates the option to continue to account for such compensation under APB Opinion No. 25 and, pursuant to SEC Release 33-8568, becomes effective in the first quarter of fiscal 2006. The company intends to adopt this pronouncement using modified prospective application and previously reported operating results and earnings per share amounts will remain unchanged.

Notes to Consolidated Financial Statements *(cont'd)*

As permitted by SFAS 123, the company currently accounts for compensation costs related to stock options under Opinion 25. Upon adoption, SFAS 123R will result in additional compensation cost recognized in the income statement (see Note 3), and changes the manner of presenting certain tax benefits in the statement of cash flows. Operating results of future periods will be affected by compensation cost attributable to the fair value of unvested options at the date of SFAS 123R adoption (approximately $1,900,000 for unvested options outstanding as of September 30, 2005) and the fair value of subsequent option grants as determined pursuant to SFAS 123R. Fair value and related compensation cost for stock options under SFAS 123R will be based upon a number of estimates including the expected term of the option, risk-free interest rates for the expected term, expected dividend-yield of the underlying stock and the expected volatility in the price of the underlying stock. Fair value and related compensation cost estimates for stock options will also be dependent on the number of options granted and the market price of the underlying stock at the date of grant.

2 NOTES PAYABLE AND LONG-TERM DEBT:

At September 30, 2005 and 2004, the company had short-term notes payable of $7,189,000 and $6,218,000, respectively, principally in connection with its European operations. The average interest rate of outstanding short-term debt was 5.8% at September 30, 2005 and 3.5% at September 30, 2004.

Long-term debt at September 30 consisted of the following:

	2005	2004
4% convertible subordinated notes	$130,000,000	$130,000,000
Notes payable to banks—revolving credits	60,000,000	8,706,000
Notes payable to banks—term loan	3,606,000	8,706,000
Real estate mortgages	9,509,000	11,948,000
ESOP loan	2,500,000	3,000,000
Other	361,000	357,000
	205,976,000	162,717,000
Less: current portion	(9,436,000)	(8,272,000)
	$196,540,000	$154,445,000

The company has outstanding $130,000,000 of 4% convertible subordinated notes due 2023 (the "Notes"). Holders may convert the Notes at a conversion price of $24.13 per share, subject to adjustment, which is equal to a conversion rate of approximately 41.4422 shares per $1,000 principal amount of Notes. The Notes are convertible (1) when the market price of the company's Common Stock is more than 150%, as amended, of the conversion price, (2) if the company has called the notes for redemption, (3) if during a 5 day trading period the trading price of the Notes falls below certain thresholds or (4) upon the occurrence of specified corporate transactions. Upon conversion, the company had the option of delivering cash or a combination of cash and shares of Common Stock in exchange for tendered Notes. The company has irrevocably elected to pay Noteholders at least $1,000 in cash for each $1,000 principal amount of Notes presented for conversion. The excess of the value of the company's Common Stock that would have been issuable upon conversion over the cash delivered will be paid to Noteholders in shares of the company's Common Stock.

The company may redeem the Notes on or after July 26, 2010, for cash, at their principal amount plus accrued interest. Holders of the Notes may require the company to repurchase all or a portion of their Notes on July 18, 2010, 2013 and 2018, and upon a change in control.

Approximately $50,000,000 of the net proceeds from the sale of the Notes was used to repurchase 3,067,484 shares of Common Stock concurrently with the sale of the Notes. Approximately $49,000,000 of the net proceeds was used to repay revolving credit debt with the remainder available for general corporate purposes.

The company and a subsidiary have a credit agreement with several banks. This agreement, as amended, provides revolving credit ($100,000,000 at September 30, 2005), reducing to $10,000,000, through October 2007. Borrowings under the agreement bear interest based upon the prime rate or LIBOR and are collateralized by the capital stock of a subsidiary.

In July 2003, all outstanding amounts under this agreement were paid with the proceeds of the Notes described above. In July 2005 the company borrowed $60,000,000 under the facility for the Finotech transaction (see Note 1) and at September 30, 2005, $60,000,000 was outstanding under the agreement and bore interest at 5.5%.

The company's European operations have bank agreements that provide for revolving credit up to $25,000,000 with no outstanding borrowings at September 30, 2005 and a term loan with a balance of $3,606,000 at September 30, 2005. At September 30, 2005 and 2004, amounts outstanding bore interest at 3.4% and 3.5%, respectively, under the term loan agreement.

Real estate mortgages bear interest at rates from 6.4% to 8.9% with maturities extending through 2007 and are collateralized by real property whose carrying value at September 30, 2005 aggregated approximately $14,000,000.

The company's ESOP (see Note 4) has a loan agreement the proceeds of which were used to purchase equity securities of the company. Outstanding borrowings of the ESOP have maturities extending through 2011, bear interest at rates (5.21% at September 30, 2005 and 4.25% at September 30, 2004) based upon the prime rate or LIBOR and are guaranteed by the company.

The following are the maturities of long-term debt outstanding at September 30, 2005:

2006	$ 9,436,000
2007	44,874,000
2008	20,417,000
2009	417,000
2010	417,000
Later Years	130,415,000

3 SHAREHOLDERS' EQUITY:

The company has stock option plans under which options for an aggregate of 6,950,000 shares of Common Stock may be granted. As of September 30, 2005 options for 117,825 shares remain available for future grants. The plans provide for the granting of options at an exercise price of not less than 100% of the fair market value per share at date of grant.

Options generally expire ten years after date of grant and become exercisable in equal installments over two years. Transactions under the plans are as follows:

	NUMBER OF SHARES UNDER OPTION	WEIGHTED AVERAGE EXERCISE PRICE
Outstanding at September 30, 2002	6,627,475	$10.11
Granted	578,050	$13.46
Exercised	(281,225)	$ 7.09
Terminated	(39,900)	$14.15
Outstanding at September 30, 2003	6,884,400	$10.50
Granted	256,000	$18.69
Exercised	(1,375,772)	$ 8.41
Terminated	(23,825)	$16.99
Outstanding at September 30, 2004	5,740,803	$11.48
Granted	342,700	$19.38
Exercised	(2,456,363)	$10.87
Terminated	(8,200)	$18.62
Outstanding at September 30, 2005	3,618,940	$12.62

At September 30, 2005 option groups outstanding and exercisable are as follows:

	Outstanding Options		
Range of Exercise Price	Number of Options	Weighted Average Remaining Life	Weighted Average Exercise Price
$17.72 to $24.13	562,200	9.1 years	$20.47
$12.00 to $15.29	1,528,640	3.9	$13.41
$ 6.82 to $10.11	1,466,800	3.2	$ 9.05
$ 5.45 to $ 6.65	61,300	4.1	$ 6.40

	Exercisable Options	
Range of Exercise Prices	Number of Options	Weighted Average Exercise Price
$17.72 to $24.13	273,850	$20.50
$12.00 to $15.29	1,528,640	$13.41
$ 6.82 to $10.11	1,466,800	$ 9.05
$ 5.45 to $ 6.65	61,300	$ 6.40

Approximately 3,331,000, 5,217,000 and 5,979,000 exercisable options with weighted average exercise prices of $11.95, $10.88 and $10.03 were outstanding at September 30, 2005, 2004 and 2003.

Notes to Consolidated Financial Statements *(cont'd)*

Additionally, in 2005 an option to purchase 250,000 shares of common stock at $22.94 per share was granted to an executive officer of the company, which was not under a stock option plan. The option vested immediately, has a seven year life and is exercisable 50% after one year and 100% after two years.

Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation", permits an entity to account for employee stock-based compensation under APB Opinion No. 25, "Accounting for Stock Issued to Employees", or adopt a fair value based method of accounting for such compensation. The company has elected to account for stock-based compensation under Opinion No. 25. Accordingly, no compensation expense has been recognized in connection with options granted. Had compensation expense for options granted been determined based on the fair value at the date of grant in accordance with Statement No. 123, the company's net income and earnings per share would have been as follows:

	2005	2004	2003
Net income, as reported	$48,813,000	$53,859,000	$43,022,000
Stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(3,976,000)	(1,984,000)	(2,581,000)
Pro forma net income	$44,837,000	$51,875,000	$40,441,000
Earnings per share			
As reported—			
Basic	$1.64	$1.81	$1.33
Diluted	1.55	1.71	1.28
Pro forma—			
Basic	$1.50	$1.74	$1.25
Diluted	1.41	1.62	1.19

The fair value of options granted is estimated on the date of grant using the Black-Scholes option pricing model. The weighted average fair values of options granted in fiscal 2005, 2004 and 2003 were $9.06, $10.35 and $6.51, respectively, based upon the following weighted average assumptions: expected volatility (.374 in 2005, .380 in 2004 and .388 in 2003), risk-free interest rate (4.03% in 2005, 3.99% in 2004 and 4.23% in 2003), expected life (6.2 years in 2005, 7 years in 2004 and 2003), and expected dividend yield (0% in 2005, 2004 and 2003).

The company has an Outside Director Stock Award Plan (the "Outside Director Plan"), which was approved by the shareholders in 1994, under which 330,000 shares may be issued to non-employee directors. Annually, each eligible director is awarded shares of the company's Common Stock having a value of $10,000 which vests over a three-year period.

For shares issued under the Outside Director Plan, the fair market value of the shares at the date of issuance is amortized to compensation expense over the vesting period. The related deferred compensation has been reflected as a reduction of shareholders' equity. In 2005, 2004 and 2003, 4,246, 4,650 and 7,300 shares, respectively, were issued under the Outside Director Plan.

As of September 30, 2005, a total of approximately 4,200,000 shares of the company's authorized Common Stock were reserved for issuance in connection with stock compensation plans.

The company has a shareholder rights plan which provides for one right to be attached to each share of Common Stock. The rights are currently not exercisable or transferable apart from the Common Stock, and have no voting power. Under certain circumstances, each right entitles the holder to purchase, for $34, one eleven-hundredth of a share of a new series of participating preferred stock, which is substantially equivalent to one share of Common Stock. These rights would become exercisable if a person or group acquires 10% or more of the company's Common Stock or announces a tender offer which would increase the person's or group's beneficial ownership to 10% or more of the company's Common Stock, subject to certain exceptions. After a person or group acquires 10% or more of the company's Common Stock, each right (other than those held by the acquiring party) will entitle the holder to purchase Common Stock having a market price of two times the exercise price. If the company is acquired in a merger or other business combination, each exercisable right entitles the holder to purchase Common Stock of the acquiring company or an affiliate having a market price of two times the exercise price of the right. In certain events the Board of Directors may exchange each right (other than those held by an acquiring party) for one share of the company's Common Stock or one eleven-hundredth of a share of a new series of participating preferred stock. The rights expire on May 9, 2006 and can be redeemed at $.01 per right at any time prior to becoming exercisable.

A wholly-owned subsidiary of the company has a lease agreement that limits dividends and advances it may pay to the parent company. The agreement permits the payment of income taxes based on a tax sharing arrangement, and dividends based on a percentage of the subsidiary's net income. At September 30, 2005 the subsidiary had net assets of approximately $375,000,000.

4 PENSION PLANS:

The company has pension plans that cover substantially all employees, most of which are defined contribution plans. Company contributions to the defined contribution plans are generally based upon various percentages of compensation, and aggregated $8,600,000 in 2005, $7,100,000 in 2004 and $7,300,000 in 2003. The company also has defined benefit pension plans covering certain employees.

Plan assets and benefit obligations of the defined benefit plans are as follows:

	September 30	
	2005	2004
Change in benefit obligation		
Projected benefit obligation, beginning of year	$ 42,167,000	$ 34,278,000
Service cost	1,566,000	1,427,000
Interest cost	3,012,000	2,305,000
Actuarial loss	21,643,000	4,635,000
Benefit payments	(1,430,000)	(478,000)
Projected benefit obligation, end of year	66,958,000	42,167,000
Change in plan assets		
Fair value of plan assets, beginning of year	15,219,000	11,930,000
Actual return on plan assets	1,929,000	1,398,000
Contributions	1,781,000	2,369,000
Benefits paid	(1,430,000)	(478,000)
Fair value of plan assets, end of year	17,499,000	15,219,000
Reconciliation of funded status		
Projected benefit obligation in excess of plan assets	(49,459,000)	(26,948,000)
Unrecognized net loss	33,981,000	14,763,000
Unrecognized prior service cost	59,000	68,000
Unrecognized net transition asset	2,034,000	2,347,000
Net amount recognized	$(13,385,000)	$ (9,770,000)
Balance sheet amounts		
Accumulated other comprehensive income	$ 33,180,000	$ 14,022,000
Intangible asset	2,097,000	2,419,000
Accrued pension liabilities	(48,662,000)	(26,211,000)
Net amount recognized	$(13,385,000)	$ (9,770,000)
Accumulated benefit obligation	$ 66,162,000	$ 41,430,000

Notes to Consolidated Financial Statements *(cont'd)*

Net periodic pension cost for the defined benefit plans was as follows:

	2005	2004	2003
Service cost	$ 1,566,000	$ 1,427,000	$1,042,000
Interest cost	3,012,000	2,305,000	2,066,000
Expected return on plan assets	(1,285,000)	(1,054,000)	(873,000)
Amortization of net actuarial loss	1,782,000	907,000	538,000
Amortization of prior service cost	9,000	9,000	11,000
Amortization of transition obligation	312,000	312,000	312,000
	$ 5,396,000	$ 3,906,000	$3,096,000

The following actuarial assumptions were used for the company's defined benefit pension plans:

	2005	2004	2003
Discount rate	5.25%	6.25%	6.50%
Expected return on plan assets	8.50%	8.50%	8.50%
Compensation rate increase	3.00%–3.50%	3.00%–5.50%	3.00%–5.50%

Expected benefit payments under the defined benefit plans at September 30, 2005 are $2,315,000 in 2006, $2,370,000 in 2007, $4,153,000 in 2008, $4,644,000 in 2009, $4,672,000 in 2010 and $25,529,000 in the years 2011 to 2015. Expected contributions to the plans in fiscal 2006 are estimated to be approximately $2,000,000.

At September 30, 2005 and 2004, the asset allocation percentage of the defined benefit plans was as follows:

	Target Allocation	Percentage of Plan Assets	
Asset Category	2005	2005	2004
Equity securities	65%	65%	66%
Debt securities	28%	25%	29%
Other	7%	10%	5%
Totals	100%	100%	100%

The company's investment strategy for defined benefit plan assets is designed to achieve long-term investment objectives and minimize related investment risk. The investment strategy is reviewed annually. Equity securities consist principally of domestic stocks and debt securities consist of investment grade bonds. The expected rate of return on plan assets is based on the defined benefit plans' asset allocations, investment strategy and consultation with third-party investment managers. In 2005 the discount rate was lowered to reflect current market conditions.

The company has an Employee Stock Ownership Plan ("ESOP") that covers substantially all employees. Shares of the ESOP which have been allocated to employee accounts are charged to expense based on the fair value of the shares transferred and are treated as outstanding in earnings per share calculations. Compensation expense under the ESOP was $916,000 in 2005, $832,000 in 2004, and $637,000 in 2003. The cost of shares held by the ESOP and not yet allocated to employees is reported as a reduction of shareholders' equity.

5 COMMITMENTS AND CONTINGENCIES:

The company and its subsidiaries rent real property and equipment under operating leases expiring at various dates. Most of the real property leases have escalation clauses related to increases in real property taxes.

Future minimum payments under noncancellable operating leases consisted of the following at September 30, 2005:

2006	$28,600,000
2007	20,800,000
2008	14,000,000
2009	8,600,000
2010	5,200,000
Later years	6,000,000

Rent expense for all operating leases totaled approximately $35,700,000, $31,400,000 and $30,900,000 in 2005, 2004 and 2003, respectively.

The company is subject to various laws and regulations relating to the protection of the environment and is a party to legal proceedings arising in the ordinary course of business. Under a Consent Order entered into with the New York State Department of Environmental Conservation, a subsidiary of the company has performed remedial investigations at a site in Peekskill, New York which was sold in 1982. Based on facts presently known to it, the company believes that the resolution of such matters will not have a material adverse effect on its consolidated financial position, results of operations and cash flows.

6 QUARTERLY FINANCIAL INFORMATION (UNAUDITED):

Quarterly results of operations for the years ended September 30, 2005 and 2004 are as follows:

	QUARTERS ENDED			
	SEPTEMBER 30 2005	JUNE 30 2005	MARCH 31 2005	DECEMBER 31 2004
Net sales	$388,442,000	$350,904,000	$322,473,000	$340,174,000
Gross profit	112,424,000	91,592,000	77,320,000	88,292,000
Net income	22,623,000	12,854,000	4,144,000	9,192,000
Earnings per share of common stock (1):				
Basic	$.74	$.43	$.14	$.31
Diluted	$.71	$.41	$.13	$.29

	QUARTERS ENDED			
	SEPTEMBER 30 2004	JUNE 30 2004	MARCH 31 2004	DECEMBER 31 2003
Net sales	$369,723,000	$367,948,000	$317,636,000	$338,502,000
Gross profit	112,723,000	98,789,000	92,029,000	97,620,000
Net income	18,925,000	13,157,000	8,662,000	13,115,000
Earnings per share of common stock (1):				
Basic	$.64	$.44	$.29	$.44
Diluted	$.61	$.42	$.27	$.41

(1) Earnings per share are computed independently for each of the quarters presented on the basis described in Note 1. The sum of the quarters may not be equal to the full year earnings per share amounts.

7 BUSINESS SEGMENTS:

The company's reportable business segments are as follows—Garage Doors (manufacture and sale of residential and commercial/industrial garage doors, and related products); Installation Services (sale and installation of building products, primarily for new construction, such as garage doors, garage door openers, manufactured fireplaces and surrounds, cabinets and flooring); Electronic Information and Communication Systems (communication and information systems for government and commercial markets); and Specialty Plastic Films (manufacture and sale of plastic films and film laminates for baby diapers, adult incontinence care products, disposable surgical and patient care products and plastic packaging). The company's reportable segments are distinguished from each other by types of products and services offered, classes of customers, production and distribution methods, and separate management.

Notes to Consolidated Financial Statements *(cont'd)*

The company evaluates performance and allocates resources based on operating results before interest income or expense, income taxes and certain nonrecurring items of income or expense. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies, including the use of the percentage of completion method of accounting by the Electronic Information and Communication Systems segment (see Note 1). Intersegment sales are based on prices negotiated between the segments, and intersegment sales and profits are not eliminated in evaluating performance of a segment.

Information on the company's business segments is as follows:

	Garage Doors	Installation Services	Electronic Information and Communication Systems	Specialty Plastic Films	Totals
Revenues from external customers—					
2005	$510,897,000	$299,945,000	$220,993,000	$370,158,000	$1,401,993,000
2004	454,938,000	306,851,000	220,674,000	411,346,000	1,393,809,000
2003	404,723,000	289,324,000	178,693,000	381,910,000	1,254,650,000
Intersegment revenues—					
2005	$ 21,451,000	$ 96,000	$ —	$ —	$ 21,547,000
2004	21,643,000	141,000	—	—	21,784,000
2003	23,714,000	85,000	—	—	23,799,000
Segment profit—					
2005	$ 37,669,000	$ 9,135,000	$ 18,117,000	$ 31,582,000	$ 96,503,000
2004	42,600,000	10,909,000	20,224,000	52,655,000	126,388,000
2003	33,755,000	7,380,000	14,161,000	44,244,000	99,540,000
Segment assets—					
2005	$182,293,000	$ 69,773,000	$200,409,000	$304,135,000	$ 756,610,000
2004	180,766,000	64,709,000	158,029,000	228,510,000	632,014,000
2003	151,373,000	65,332,000	159,158,000	197,633,000	573,496,000
Segment capital expenditures—					
2005	$ 6,151,000	$ 592,000	$ 5,968,000	$ 27,118,000	$ 39,829,000
2004	7,148,000	1,253,000	5,085,000	41,304,000	54,790,000
2003	7,303,000	1,351,000	4,325,000	30,002,000	42,981,000
Depreciation and amortization expense—					
2005	$ 7,097,000	$ 1,434,000	$ 5,335,000	$ 16,306,000	$ 30,172,000
2004	7,069,000	1,496,000	4,318,000	13,459,000	26,342,000
2003	7,250,000	1,304,000	3,778,000	12,170,000	24,502,000

Goodwill at September 30, 2005 includes approximately $12,900,000 attributable to the garage doors segment, $19,400,000 in the electronic information and communication systems segment and $63,800,000 in the specialty plastic films segment.

Following are reconciliations of segment profit, assets, capital expenditures and depreciation and amortization expense to amounts reported in the consolidated financial statements:

	2005	2004	2003
Profit—			
Profit for all segments	$ 96,503,000	$126,388,000	$ 99,540,000
Unallocated amounts	(15,121,000)	(14,643,000)	(12,290,000)
Interest expense and other, net (1)	(2,437,000)	(6,996,000)	(4,185,000)
Income before income taxes	$ 78,945,000	$104,749,000	$ 83,065,000
Assets—			
Total for all segments	$756,610,000	$632,014,000	$573,496,000
Unallocated amounts	97,004,000	121,156,000	107,273,000
Intersegment eliminations	(2,187,000)	(3,654,000)	(2,039,000)
Total consolidated assets	$851,427,000	$749,516,000	$678,730,000
Capital expenditures—			
Total for all segments	$ 39,829,000	$ 54,790,000	$ 42,981,000
Unallocated amounts	171,000	1,334,000	1,068,000
Total consolidated capital expenditures	$ 40,000,000	$ 56,124,000	$ 44,049,000
Depreciation and amortization expense—			
Total for all segments	$ 30,172,000	$ 26,342,000	$ 24,502,000
Unallocated amounts	2,441,000	1,989,000	1,680,000
Total consolidated depreciation and amortization	$ 32,613,000	$ 28,331,000	$ 26,182,000

(1) Includes pre-tax gain in 2005 of $3.7 million on sale of land and building.

Revenues, based on the customers' locations, and property, plant and equipment attributed to the United States and all other countries are as follows:

	2005	2004	2003
Revenues by geographic area—			
United States	$1,058,620,000	$1,045,943,000	$ 950,686,000
Germany	66,853,000	73,341,000	57,345,000
United Kingdom	31,162,000	40,370,000	37,899,000
Canada	55,912,000	40,543,000	27,167,000
Poland	30,704,000	35,823,000	35,907,000
All other countries	158,742,000	157,789,000	145,646,000
Consolidated net sales	$1,401,993,000	$1,393,809,000	$1,254,650,000
Property, plant and equipment by geographic area—			
United States	$ 111,086,000	$ 113,631,000	$ 112,517,000
Germany	88,102,000	86,815,000	55,964,000
All other countries	17,712,000	3,093,000	1,371,000
Consolidated property, plant and equipment	$ 216,900,000	$ 203,539,000	$ 169,852,000

Sales to a customer of the specialty plastic films segment were approximately $255,000,000 in 2005, $302,000,000 in 2004 and $285,000,000 in 2003. Sales to the United States Government and its agencies, either as a prime contractor or subcontractor, aggregated approximately $114,000,000 in 2005, $132,000,000 in 2004 and $103,000,000 in 2003, all of which are included in the electronic information and communication systems segment. Unallocated amounts include general corporate expenses and assets, which consist mainly of cash, investments, and other assets not attributable to any reportable segment.

Management's Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed under the supervision of its Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external reporting in accordance with accounting principles generally accepted in the United States of America. Management evaluates the effectiveness of the Company's internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework*. Management, under the supervision and with the participation of the Company's Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting as of September 30, 2005 and concluded that it is effective.

The Company's independent registered public accounting firm, PricewaterhouseCoopers LLP, has audited the effectiveness of the Company's internal control over financial reporting and management's assessment of the effectiveness of the Company's internal control over financial reporting as of September 30, 2005, and has expressed unqualified opinions in their report which appears on page 41.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Griffon Corporation:

We have completed an integrated audit of Griffon Corporation's 2005 consolidated financial statements and of its internal control over financial reporting as of September 30, 2005 and audits of its 2004 and 2003 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Griffon Corporation and its subsidiaries (the "Company") at September 30, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that the Company maintained effective internal control over financial reporting as of September 30, 2005 based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2005, based on criteria established in *Internal Control—Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

New York, New York
December 13, 2005

Selected Financial Data

	Years ended September 30				
	2005	2004	2003	2002	2001
Net sales	**$1,401,993,000**	$1,393,809,000	$1,254,650,000	$1,192,604,000	$1,160,125,000
Income before cumulative effect of a change in accounting principle	**$ 48,813,000**	$ 53,859,000	$ 43,022,000	$ 34,054,000 (1)	$ 30,593,000
Cumulative effect of a change in accounting principle	**—**	—	—	(24,118,000)	—
Net income....	**$ 48,813,000**	$ 53,859,000	$ 43,022,000	$ 9,936,000) (1)	$ 30,593,000
Per share (2):					
Basic	**$1.64**	$1.81	$1.33	$1.03	$.93
Diluted	**$1.55**	$1.71	$1.28	$ .97	$.92
Total assets....	**$ 851,427,000**	$ 749,516,000	$ 678,730,000	$ 587,694,000	$ 584,993,000
Long-term obligations...	**$ 196,540,000**	$ 154,445,000	$ 155,483,000	$ 74,640,000	$ 108,615,000

(1) Operating results for 2002 include a pre-tax charge of $10,200,000 for the divestiture of an unprofitable peripheral operation (Note 1 of Notes to Consolidated Financial Statements).

(2) Per share amounts in 2002 exclude the cumulative effect of a change in accounting principle.

The company declared and paid a 10% Common Stock dividend during fiscal 2001. No cash dividends on Common Stock were declared or paid during the five fiscal years ended September 30, 2005.

Price Range of Common Stock

The company's Common Stock is listed for trading on the New York Stock Exchange under the symbol "GFF". As of December 1, 2005, there were approximately 15,000 recordholders of the company's Common Stock. The following table shows for the periods indicated the quarterly range in the high and low sales prices for the company's Common Stock:

FISCAL QUARTER ENDED	HIGH	LOW
December 31, 2003	$21.18	$17.98
March 31, 2004	23.35	19.71
June 30, 2004	23.35	20.52
September 30, 2004	22.75	19.69
December 31, 2004	27.22	20.86
March 31, 2005	27.78	21.25
June 30, 2005	22.75	18.35
September 30, 2005	26.78	22.22

Management's Discussion and Analysis of Financial Condition and Results of Operations

OVERVIEW

Net sales for the year ended September 30, 2005 increased to $1.40 billion, up from $1.39 billion in 2004. Income before income taxes was $78.9 million compared to $104.7 million last year. Net income was $48.8 million compared to $53.9 million last year.

The company's building products operations performed well in 2005. Both the garage doors and installation services segments started the year slowly. In the garage doors segment, raw material (steel) cost volatility in the first half of the year reduced profitability. The installation services segment was also negatively impacted by the effect of steel cost volatility on product lines with significant steel content (garage doors and fireplaces). Raw material costs moderated in the second half of the year and coupled with stronger construction environments and operational improvements, both the garage doors and installation services segments finished the year with improving operating results.

The specialty plastic films segment also experienced raw material (resin) cost volatility in North America and in Europe during the first half of 2005 that lowered profitability. Earnings were also affected by lower unit volumes, primarily attributable to product design changes by the segment's major customer. However, resin costs decreased in the second half, contributing to improving operating results towards the end of the year. Raw material costs in this segment continue to be volatile, and it is expected that its operating results in the near term will be affected until prices stabilize.

Specialty plastic films has now completed the latest phase of its capital expansion plan in Europe. The segment's new, most advanced production line is in place and it is discussing new programs with private-label and other customers to utilize that capacity. The addition of new production capacity in Brazil is expected to be completed early in 2006. Also, in July 2005 the segment acquired for $82 million the 40% minority interest in its largest European subsidiary. This transaction is expected to increase flexibility to streamline operations and strengthen the segment's core business, further solidifying its base for continued international growth.

The electronic information and communication systems segment had a strong year in 2005. Net sales were approximately the same as last year, reflecting revenue growth that replaced $35 million of sales under a contract to provide ground surveillance radar for U.S. Air Force Bases that was fully performed in 2004. Earnings in this segment were below last year's levels, but new awards and the pending transition of the MH-60R program from development to production status are expected to result in improved operating results for this segment.

RESULTS OF OPERATIONS

See Note 7 of "Notes to Consolidated Financial Statements."

Fiscal 2005 Compared to Fiscal 2004

Operating results (in thousands) by business segment were as follows:

	Net Sales		Operating Profit	
	2005	2004	2005	2004
Garage doors	$ 532,348	$ 476,581	$37,669	$ 42,600
Installation services	300,041	306,992	9,135	10,909
Specialty plastic films	370,158	411,346	31,582	52,655
Electronic information and communication systems	220,993	220,674	18,117	20,224
Intersegment revenues	(21,547)	(21,784)	—	—
	$1,401,993	$1,393,809	$96,503	$126,388

Management's Discussion and Analysis of Financial Condition and Results of Operations *(cont'd)*

Garage Doors

Net sales of the garage doors segment increased by $55.8 million compared to 2004. The sales growth was principally due to selling price increases ($43.8 million) that partially passed the effect of higher raw material costs to customers. The remainder of the increase was primarily due to favorable product mix.

Operating profit of the garage doors segment decreased $4.9 million compared to last year. Gross margin percentage was 29.6% in 2005 compared to 33.0% in 2004. Selling price increases did not fully offset the effect of higher raw material costs, reducing the segment's gross margin and operating profit by approximately $4 to $5 million. The net effect ($5 million) of favorable product mix and unit volume positively affected gross margin and operating profit. Selling, general and administrative expenses increased $5.5 million primarily due to higher distribution and freight costs and increased marketing and advertising compared to last year but, as a percentage of sales, declined to 22.6% from 24.1% last year due to the sales increase.

Installation Services

Net sales of the installation services segment decreased by $7.0 million compared to last year. The lower sales resulted from a weaker construction environment in certain of the segment's markets during the first half of the year, increased competition and last year's elimination of an underperforming location, partly offset by the effect of a strengthening construction environment in the second half and increased market share.

Operating profit of the installation services segment decreased $1.8 million compared to last year. Narrower margins due to the competitive market conditions and higher raw material costs reduced the gross margin percentage to 26.7% from 27.6% last year. The lower sales and reduced margins negatively impacted operating profit by approximately $4.7 million. Selling, general and administrative expenses decreased approximately $2.8 million due primarily to lower variable costs, and as a percentage of sales, was 23.8% in 2005 compared to 24.1% in 2004.

Specialty Plastic Films

Net sales of the specialty plastic films segment decreased $41.2 million compared to last year. The decrease was primarily due to lower unit volume ($67 million) principally related to product design changes by the segment's major customer, partly offset by the effect ($20.4 million) of selling price adjustments to partially pass increased raw material costs to customers.

Operating profit of the specialty plastic films segment decreased $21.1 million compared to last year. Gross margin percentage decreased to 21.4% from 25.6% last year. The lower gross margin and operating profit reflected the effect (approximately $26 million) of lower unit volume and underabsorbed fixed costs and the negative impact ($1 to $2 million) of higher raw material costs, partly offset by the positive effect ($2 million) of exchange rate differences and other items. Selling, general and administrative expenses decreased by approximately $4.5 million principally due to the sales decrease, but as a percentage of sales, increased to 13.1% from 12.9% last year.

Electronic Information and Communication Systems

Net sales of the electronic information and communication systems segment were approximately the same compared to last year. New program awards and funding on existing programs replaced revenue attributable to a $35 million contract for ground surveillance radars that was fully performed in 2004.

Operating profit of the electronic information and communication systems segment decreased $2.1 million compared to last year. Gross margin percentage decreased to 23.4% from 24.0% last year, principally due to lower margins on certain development programs and higher margins last year on certain commercial product lines. The reduced margin negatively impacted operating profit by approximately $1 million. Selling, general and administrative expenses increased approximately $1 million over last year principally due to acquisitions, and as a percentage of sales, was 15.5% compared to 15.0% last year.

Interest Expense

Interest expense increased by $.2 million compared to 2004.

Income Tax Expense

The provision for income taxes for 2005 includes $1.3 million of tax benefits reflecting the reversal of previously recorded U.S. Federal income tax liabilities in connection with the closure of fiscal 2001, by statute. In October 2004 the American Jobs Creation Act of 2004 was enacted, see Note 1 of "Notes to Consolidated Financial Statements".

Fiscal 2004 Compared to Fiscal 2003

Operating results (in thousands) by business segment were as follows:

	Net Sales		Operating Profit	
	2004	2003	2004	2003
Garage doors	$ 476,581	$ 428,437	$ 42,600	$33,755
Installation services	306,992	289,409	10,909	7,380
Specialty plastic films	411,346	381,910	52,655	44,244
Electronic information and communication systems	220,674	178,693	20,224	14,161
Intersegment revenues	(21,784)	(23,799)	—	—
	$1,393,809	$1,254,650	$126,388	$99,540

Garage Doors

Net sales of the garage doors segment increased by $48.1 million compared to 2003. The increase was due to the higher unit sales ($33.6 million) driven primarily by strong demand in the professional installing dealer channel and the net effect ($14.5 million) of improved pricing and favorable product mix.

Operating profit of the garage doors segment increased $8.8 million compared to 2003. Gross margin percentage increased to 33.0%, up from 32.3% in 2003. The higher margin was principally due to increased manufacturing efficiencies driven by unit volume growth and improved product mix, partly offset by the effect of higher raw material (steel) costs. Although the Company has implemented selling price increases, due to the magnitude of the cost increases and competitive conditions, such selling price adjustments have not fully offset the cost increases, resulting in a negative impact on operating income in 2004 of approximately $2 to $2.5 million. Selling, general and administrative expenses increased in connection with the sales growth but, as a percentage of sales, declined to 24.1% from 24.4% last year due to effective expense control.

Installation Services

Net sales of the installation services segment increased by $17.6 million compared to 2003. The increase was principally due to continued strength in the new construction markets served by the segment.

Operating profit of the installation services segment increased $3.5 million compared to 2003. Gross margin percentage increased to 27.6%, up from 26.9% last year. Selling, general and administrative expenses as a percentage of sales decreased to 24.1% compared to 24.4% last year. The increased profitability was principally due to the substantial sales growth and the positive effect of the elimination in 2003 of an underperforming location.

Specialty Plastic Films

Net sales of the specialty plastic films segment increased $29.4 million compared to 2003. The increase was principally due to the impact of favorable product mix ($13.3 million), the effect of a weaker U.S. dollar on translated foreign sales ($25.1 million) and improved pricing ($3.1 million), partly offset by the effect ($12.1 million) of lower unit sales due to customer product design changes.

Operating profit of the specialty plastic films segment increased $8.4 million compared to last year. Gross margin percentage increased to 25.6%, up from 23.8%. The increased margin was principally due to the favorable product mix and improved pricing, increased manufacturing efficiencies, exchange rate differences and the recognition in 2003 of costs associated with manufacturing facility expansion, partly offset by the effect of higher raw material (resin) costs and costs attributable to product design changes and capacity growth. It is estimated that resin cost movement produced a negative impact on 2004 operations of approximately $5 to $5.5 million.

Management's Discussion and Analysis of Financial Condition and Results of Operations *(cont'd)*

Selling, general and administrative expenses as a percentage of sales was 12.9% compared to 12.4% last year. Selling, general and administrative expenses increased in connection with the sales growth and increased product development expenditures.

Electronic Information and Communication Systems
Net sales of the electronic information and communication systems segment increased $42.0 million compared to 2003. The increase was principally due to performance under new contract awards, including a $35 million contract to provide ground surveillance radar that was completed in 2004, and an ongoing airborne surveillance radar program for the Canadian Air Force.

Operating profit of the electronic information and communication systems segment increased $6.1 million compared to 2003 primarily due to the sales increase. Gross margin percentage decreased from 26.5% to 24.0%. A lower margin product mix and the effect of cost growth in development programs were partly offset by the positive effect on gross margin percentage of improved performance in military production programs. The effect of the lower gross margin percentage was offset by the sales increase. Selling, general and administrative expenses decreased compared to last year principally due to lower business development costs and research and development expenditures. Selling, general and administrative expenses as a percentage of sales was 15.0% compared to 19.1% last year due to the lower expense level and the substantial sales increase.

Interest Expense
Interest expense increased by $3.2 million compared to 2003 due to the sale in July 2003 of $130 million of 4% convertible subordinated notes, $49 million of which was used to repay bank indebtedness.

Income Tax Expense
The provision for income taxes for 2003 included $1.7 million of tax benefits reflecting the resolution of certain previously recorded tax liabilities and the finalization of income taxes on foreign earnings and remittances.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow generated by operations for 2005 was $58.3 million compared to $105.8 million last year and working capital was $273 million at September 30, 2005. Operating cash flows decreased compared to last year due primarily to lower profitability and changes in operating assets and current liabilities.

Net cash used in investing activities during 2005 was $121.7 million. Approximately $82 million was used to acquire the remaining minority interest in specialty plastic films' largest European operation. The transaction was funded with existing cash balances and $60 million of borrowings under the company's existing revolving credit facility. The segment also acquired the remaining minority interest in its Brazilian operation. These transactions increase flexibility to streamline operations and help position the segment for further international growth. The company also had capital expenditures of $40 million, principally made in connection with the ongoing capital expansion program in the specialty plastic films segment. Capital expenditures in 2006, including the completion of a new production line in Brazil, are anticipated to be at approximately the same level as 2005, and are expected to be funded principally by existing cash balances and operating cash flows. These investments, which will continue to add capacity in specialty plastic films' operations in Germany and Brazil, incorporate engineering and technology upgrades expected to provide for future geographic expansion and development of new customers and markets. Approximately $7 million was received from the sale of land and building. The company also acquired two businesses for the electronic information and communications segment for an aggregate of approximately $9.9 million.

Net cash provided by financing activities during 2005 was $36.8 million. Proceeds from borrowings under long-term debt arrangements, including the funding of the Finotech transaction, aggregated $67.8 million, and the exercise of employee stock options provided another $20.3 million. Approximately $25.9 million was used to acquire a total of 1.1 million shares of Common Stock. The company's board of directors also authorized increases in the company's stock buyback program, bringing the unused authorization to approximately 2.4 million shares, and approved the company's entry into a Rule 10b5-1 trading plan with a broker to facilitate the repurchase of its common stock under its previously announced stock buyback program. Rule 10b5-1 allows a company to purchase its shares at times when it otherwise might be prevented from doing so under the insider trading laws or because of self-imposed blackout periods, provided, among other considerations, that repurchases are made pursuant to a plan adopted when the company is not aware of material nonpublic information or is not otherwise prohibited from acquiring its own shares. Rule 10b5-1 purchases are expected to commence December 2005.

Contractual Obligations

At September 30, 2005, payments to be made pursuant to significant contractual obligations are as follows (000's omitted):

Year	Purchase Obligations	Capital Expenditures	Operating Leases	Debt Repayments	Interest	Total
2006	$75,898	$8,398	$28,600	$ 9,436	$ 9,443	$131,775
2007	6,121	—	20,800	44,874	7,287	79,082
2008	6,954	—	14,000	20,417	5,281	46,652
2009	641	—	8,600	417	5,258	14,916
2010	—	—	5,200	417	5,236	10,853
Thereafter	—	—	6,000	130,415	66,575	202,990

The purchase obligations are generally for the purchase of goods and services in the ordinary course of business. The company uses blanket purchase orders to communicate expected requirements to certain of its vendors. Purchase obligations reflect those purchase orders where the commitment is considered to be firm. Purchase obligations that extend beyond 2006 are principally related to long-term contracts received from customers of the electronic information and communication systems segment.

A wholly owned subsidiary of the company has a lease agreement that limits dividends it may pay to the parent company. The agreement permits the payment of income taxes based on a tax sharing arrangement, and dividends based on a percentage of the subsidiary's net income. At September 30, 2005 the subsidiary had net assets of approximately $375 million. The company expects that cash flows from operations, together with existing cash, bank lines of credit and lease line availability, should be adequate to satisfy contractual obligations and finance presently anticipated working capital and capital expenditure requirements.

ACCOUNTING POLICIES AND PRONOUNCEMENTS

Critical Accounting Policies

The company's significant accounting policies are set forth in Note 1 of "Notes to Consolidated Financial Statements." The following discussion of critical accounting policies addresses those policies that require management judgment and estimates and are most important in determining the company's operating results and financial condition.

The company recognizes revenues for most of its operations when title and the risks of ownership pass to its customers. Provisions for estimated losses resulting from the inability of our customers to remit payments are recorded in the company's consolidated financial statements. Judgment is required to estimate the ultimate realization of receivables, including specific reviews for collectibility when, based on an evaluation of facts and circumstances, the company may be unable to collect amounts owed to it, as well as estimation of overall collectibility of those receivables that have not required specific review.

The company's electronic information and communication systems segment does a significant portion of its business under long-term contracts. This unit generally recognizes contract-related revenue and profit using the percentage of completion method of accounting, which relies on estimates of total expected contract costs. A significant amount of judgment is required to estimate contract costs, including estimating many variables such as costs for material, labor and subcontracting costs, as well as applicable indirect costs. The company follows this method of accounting for its long-term contracts since reasonably dependable estimates of costs applicable to various elements of a contract can be made. Since the financial reporting of these contracts depends on estimates, recognized revenues and profit are subject to revisions as contracts progress to completion. Contract cost estimates are generally updated quarterly. Revisions in revenue and profit estimates are reflected in the period in which the circumstances requiring the revision become known. Provisions are made currently for anticipated losses on uncompleted contracts.

Inventory is stated at the lower of cost (principally first-in, first-out) or market. Inventory valuation requires the company to use judgment to estimate any necessary allowances for excess, slow-moving and obsolete inventory, which estimates are based on assessments about future demands, market conditions and management actions.

Management's Discussion and Analysis of Financial Condition and Results of Operations *(cont'd)*

The company sponsors several defined benefit pension plans. The amount of the company's liability for pension benefits and the amount of pension expense recognized in the financial statements is determined using actuarial assumptions such as the discount rate, the long-term rate of return on plan assets and the rate of compensation increases. Judgment is required to annually determine the rates to be used in performing the actuarial calculations. The company evaluates these assumptions with its actuarial and investment advisors and believes that they are within accepted industry ranges. In 2005 the discount rate was lowered to reflect current market conditions.

Upon acquisition, the excess of cost over the fair value of an acquired business' net assets is recorded as goodwill. Annually in its fourth fiscal quarter, the company evaluates goodwill for impairment by comparing the carrying value of its operating units to estimates of the related operation's fair values. An evaluation would also be performed if an event occurs or circumstances change such that the estimated fair value of the company's operating units would be reduced below its carrying value.

The company depreciates property, plant and equipment on a straight-line basis over their estimated useful lives, which are based upon the nature of the assets and their planned use in the company's operations. Events and circumstances such as changes in operating plans, technological change or regulatory matters could affect the manner in which long-lived assets are held and used. Judgment is required to establish depreciable lives for operating assets and to evaluate events or circumstances for indications that the value of long-lived assets has been impaired.

Income taxes include current year amounts that are payable or refundable and deferred taxes reflecting the company's estimate of the future tax consequences of temporary differences between amounts reflected in the financial statements and their tax basis. Changes in tax laws and rates may affect the amount of recorded deferred tax assets and liabilities.

Recent Accounting Pronouncements

In October 2004 the Financial Accounting Standards Board ratified the consensus of the Emerging Issues Task Force on Issue 04-8, "The Effect of Contingently Convertible Instruments on Diluted Earnings per Share." This consensus requires contingently convertible debt to be included in the calculation of diluted earnings per share even though related market based contingencies have not been met. Holders of the company's 4% convertible subordinated notes are entitled to convert their notes into the company's Common Stock upon the occurrence of certain events and on the terms described in Note 2 of "Notes to Consolidated Financial Statements". Shares potentially issuable upon conversion will be included in the calculation of diluted earnings per share using the "treasury stock" method. Adoption of Issue 04-8, which was effective for fiscal 2005, did not affect the company's fiscal 2004 or previously reported diluted earnings per share amounts. See Note 1 of "Notes to Consolidated Financial Statements" for a discussion of other recent pronouncements.

FORWARD-LOOKING STATEMENTS

All statements other than statements of historical fact included in this annual report, including without limitation statements regarding the company's financial position, business strategy, and the plans and objectives of the company's management for future operations, are forward-looking statements. When used in this annual report, words such as "anticipate", "believe", "estimate", "expect", "intend" and similar expressions, as they relate to the company or its management, identify forward-looking statements. Such forward-looking statements are based on the beliefs of the company's management, as well as assumptions made by and information currently available to the company's management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors, including but not limited to, business and economic conditions, results of integrating acquired businesses into existing operations, competitive factors and pricing pressures for resin and steel, capacity and supply constraints. Such statements reflect the views of the company with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to the operations, results of operations, growth strategy and liquidity of the company. Readers are cautioned not to place undue reliance on these forward-looking statements. The company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect future events or circumstances or to reflect the occurrence of unanticipated events.



CLOPAY BUILDING PRODUCTS

Plants:
Russia, Ohio
Baldwin, Wisconsin
Tempe, Arizona
Auburn, Washington

Distribution Centers:
47 in major markets

Website: www.clopaydoor.com

CLOPAY PLASTIC PRODUCTS

Plants:
Augusta, Kentucky
Nashville, Tennessee
Aschersleben, Germany
Dombühl, Germany
São Paulo, Brazil

Technical Center:
Mason, Ohio

Website: www.clopayplastics.com

CLOPAY SERVICE COMPANY

Service and Installation Centers:
Alabama (2)
Arizona (6)
California (3)
Florida (2)
Georgia (8)
Minnesota (3)
Nevada (3)
North Carolina (1)
Washington (2)

Website: www.clopayserviceco.com

TELEPHONICS CORPORATION

Plants:
Farmingdale, New York
Huntington, New York

Customer Service:
Gardena, California
Toulouse, France

Engineering Support:
Manchester, England
Columbia, Maryland

Website: www.telephonics.com

TLSI Division:
Huntington, New York

Website: www.tlsi.com

Independent Registered
Public Accountants
PricewaterhouseCoopers LLP

Stock Listing
The company's Common Stock is listed on the New York Stock Exchange under the symbol GFF.

Registrar and Transfer Agent
American Stock Transfer & Trust Company

The company's Annual Report on Form 10-K will be furnished to shareholders upon written request to the company at
100 Jericho Quadrangle
Jericho, NY 11753.

Website:
www.griffoncorp.com

Griffon
CORPORATION

100 Jericho Quadrangle, Jericho, NY 11753